Exhibit (a)(5)(D)
Stanley Merger with CGI
Questions & Answers
Who is CGI?
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As at March 31, 2010, CGI’s order backlog was $11.4 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.
What does the acronym CGI stand for?
When CGI was founded, the acronym “CGI” stood for “Consultants to Government and Industry” in English. As CGI grew into a global company, the company became known as simply CGI. The full name is no longer used except for legal purposes.
Who is CGI Federal?
CGI Federal Inc. is a wholly-owned U.S. operating subsidiary of CGI Group Inc. Backed by the resources and best practices of our global company, CGI Federal provides end-to-end IT and business process services that combine practical, creative IT and business solutions with deep federal government mission expertise. We’ve partnered with more than 100 federal agencies to deliver strategic ERP, healthcare, managed services, environment, and financial services solutions. Website: www.cgi.com/usfederal.
Who are CGI Federal’s primary clients?
CGI Federal partners with more than 100 government agencies in all branches of government. Representative clients include the Environmental Protection Agency, Department of State, Centers for Medicare & Medicaid Services, General Services Administration, Defense Finance & Accounting Service, Department of Treasury, all 94 U.S. Courts, and two of the five major Intelligence Community agencies.
How will this impact you and your clients?
It is both CGI and Stanley’s obligation as public companies to operate as separate, independent entities during the closing process. For the clients, suppliers, and industry partners of both companies, this means “business as usual.” What is expected is that employees of both entities remain focused on providing clients the best quality of service and delivery excellence.
Do the two companies have similar values and cultures?
Together, CGI and Stanley are a great cultural fit. The companies share a common philosophy toward commitment to employees, clients, shareholders, and our communities. Stanley’s culture, like CGI’s, is also highly client-centric and built around long-term relationships and delivery excellence.
Operationally, will Stanley be managed under CGI or CGI Federal?
Once the transaction closed, Stanley will be part of CGI Federal Inc., a wholly owned subsidiary of CGI Group, Inc.
Who will lead the combined company?
The combined company will be led by George Schindler, the President of CGI Federal.
How will the combined company rank in terms of revenues / market positioning in the Federal sector after the acquisition?
The powerful combination of CGI Federal and Stanley creates scale in the U.S. Government sector and marks CGI’s expansion into the U.S. Defense and Intelligence market. The proposed acquisition of Stanley would propel the combined company to the tier of $1 billion-plus revenue federal contractors in the U.S.
When is the transaction expected to close?
Closing is subject to the tender of a majority of Stanley’s shares by its shareholders, regulatory approvals, and customary closing conditions and is expected to occur in the fall of 2010.
Additional Information
The tender offer described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. At the time the tender offer for the shares of Stanley, Inc. (“Stanley”) has commenced, CGI Group Inc. (“CGI”), CGI Federal Inc., a wholly owned subsidiary of CGI (“CGI Federal”), and CGI Fairfax Corporation, a wholly owned subsidiary of CGI Federal, will file a joint tender offer statement on Schedule TO and Stanley will file a tender offer solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). Investors and security holders are urged to read the tender offer materials and the Solicitation/Recommendation Statement as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Such materials, when prepared and ready for release, will be made available to Stanley’s stockholders at no expense to them. In addition, at such time Stanley stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.